FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 16, 2019

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

CELLCOM ISRAEL ANNOUNCES FREQUENCIES TENDER PUBLISHED

Netanya, Israel – July 16, 2019 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (the "Company") announced that the Israeli Ministry of Communications published a frequencies tender including for 5G services, expected to be conducted in Q4/2019.

The tender is to include 30MHz in the 700Mhz frequencies band, 60MHz in the 2600MHz frequencies band and 300 MHz in the 3500-3800 Mhz frequencies band. The tender will be open for MNOs only, other than 100Mhz in the 3500-3600 MHz frequencies band which will be open for any contender. New contenders may only provide specific 5G services. MNOs sharing a network shall provide a joint bid (subject to the tender committee's prior approval). The tender further sets maximum frequency allocation per network / new contender, overage, timeline and quality requirements for winning certain frequencies. The tender also includes certain leniencies and performance based incentives.

The Company is studying the tender documents and at this time cannot evaluate its implications on the Company.

For additional details see the Company's most recent annual report for the year ended December 31, 2018 on Form 20-F, filed on March 18, 2019, under "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We face intense competition in all aspects of our business", "- We may be adversely affected by significant technological and other changes in the cellular communications industry" and "Item 4. Information on The Company – B. Business Overview – Network and Infrastructure- Spectrum allocation".

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.853 million cellular subscribers (as at March 31, 2019) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date: July 16, 2019	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary